===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended __________________

                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from April 1, 2001 to December 31, 2001


                        Commission File Number: 001-13889


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         MacDermid Equipment, Inc. 401K Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           MacDermid, Incorporated
                           245 Freight Street
                           Waterbury, CT 06702-0671

===============================================================================

                              REQUIRED INFORMATION

         In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

                                    EXHIBITS

23.1     Consent of KPMG LLP


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         MACDERMID EQUIPMENT, INC. 401K PLAN


Date:  June 26, 2002                     By: /s/ FRANK MONTIERO
                                             -------------------------------
                                             Frank Montiero
                                             Member, MacDermid Benefit Plans
                                             Administration Committee

                                                                    APPENDIX 1



                       MACDERMID EQUIPMENT, INC. 401K PLAN

                 Financial Statements and Supplemental Schedule

                         December 31 and March 31, 2001

                   (With Independent Auditors' Report Thereon)

                          MACDERMID EQUIPMENT 401K PLAN

                                TABLE OF CONTENTS

                                                                      PAGE

Independent Auditors' Report                                           1

Statements of Net Assets Available for Plan Benefits                   2

Statements of Changes in Net Assets Available for Plan Benefits        3

Notes to Financial Statements                                          4

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Period)       9

Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT

Plan Administration Committee
MacDermid Equipment, Inc. 401K Plan:


We have audited the accompanying statements of net assets available for plan benefits of MacDermid Equipment, Inc. 401K Plan as of December 31 and March 31, 2001 and the related statements of changes in net assets available for plan benefits for the nine months ended December 31, 2001 and the year ended March 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid Equipment, Inc. 401K Plan as of December 31 and March 31, 2001 and the changes in net assets available for plan benefits for the nine months ended December 31, 2001 and year ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of period is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 9 to the accompanying financial statements, the Company announced the termination of the Plan effective March 31, 2002. In connection with the anticipated termination of the Plan, the Plan's assets will be distributed to participants.


/s/ KPMG LLP


Hartford, Connecticut
May 10, 2002

                       MACDERMID EQUIPMENT, INC. 401K PLAN
              Statements of Net Assets Available for Plan Benefits
                         December 31 and March 31, 2001


                                                                      DECEMBER 31,       MARCH 31,
                           ASSETS                                        2001             2001
                                                                    ----------------- ---------------
Assets:
   Investments, at fair value (note 5):
           MacDermid Company Stock Fund                             $      283,305         287,924
           Other investments                                             1,035,947       1,177,581
                                                                    ----------------- ---------------
                           Total investments                             1,319,252       1,465,505
           Cash                                                             (6,168)         25,574
                                                                    ----------------- ---------------
                           Total assets                                  1,313,084       1,491,079
                                                                    ----------------- ---------------
Liabilities:
   Due to trustee (note 8)                                                 (10,944)        (10,944)
                                                                    ----------------- ---------------
                           Total liabilities                               (10,944)        (10,944)
                                                                    ----------------- ---------------
                           Net assets available for plan benefits   $    1,302,140       1,480,135
                                                                    ================= ===============


See accompanying notes to financial statements.

                       MACDERMID EQUIPMENT, INC. 401K PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
        Nine months ended December 31, 2001 and Year ended March 31, 2001


                                                               DECEMBER 31,    MARCH 31,
                                                                   2001          2001
                                                             --------------  ------------
Investment income:
    Dividend and interest income on securities                  $     8,291        86,230
    Interest on participant loans                                     4,151         7,227
    Net depreciation in fair value of investments (note 6)          (55,334)     (315,058)
                                                             --------------  ------------
                                     Total investment loss          (42,892)     (221,601)
Contributions:
    Employer                                                         40,965        95,258
    Employee                                                         83,714       175,799
    Rollover                                                            --            918
                                                             --------------  ------------
                                     Total additions                 81,787        50,374
                                                             --------------  ------------
Distributions to participants                                      (253,069)     (203,707)
Administrative expenses                                              (1,611)         --
Other, net                                                           (5,102)      (12,214)
                                                             --------------  ------------
                                     Total deductions              (259,782)     (215,921)
                                                             --------------  ------------
                                     Net decrease                  (177,995)     (165,547)
Net assets available for plan benefits, beginning of year         1,480,135     1,645,682
                                                             --------------  ------------
Net assets available for plan benefits, end of year             $ 1,302,140     1,480,135
                                                             ==============  ============


See accompanying notes to financial statements.

                       MACDERMID EQUIPMENT, INC. 401K PLAN

                          Notes to Financial Statements

                         December 31 and March 31, 2001


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The MacDermid Equipment, Inc. (the Company) 401K Plan (the Plan) is a defined contribution plan that was established as of January 1, 1989 under the name of the Hollmuller America, Inc. 401(k) Plan. MacDermid, Inc. had owned 50% of Hollmuller America, Inc. During 1995, MacDermid, Inc. purchased the remaining 50% of Hollmuller America, Inc., and the name of the Plan was changed to the MacDermid Equipment, Inc. 401K Plan.

              The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.

       (b)    TRUST FUND

              Prudential Investments was the Trustee of the Plan through December 31, 2000. Effective January 1, 2001, First Union National Bank is the Trustee of the Plan. The assets of the Plan were transferred in January 2001. Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    GENERAL

              Effective December 31, 2001, the plan year changed from a March 31 fiscal year end to a December 31 calendar year end.

(2)    PLAN PROVISIONS

       Under the terms of the Plan, an employee is eligible to become a participant in the Plan (for the purpose of making employee contributions) upon the completion of 30 days of employment and reaching the age of 18. For the purpose of receiving Company contributions, an employee is eligible after completing at least 1,000 hours of employment with the Company during the current Plan year and if they are a participant on the last day of the Plan year.

       An employee may make voluntary pre-tax contributions to the Plan totaling from 1% to 15% of the employee's gross pay, subject to IRS limitations. Contributions toward Company stock (up to 6%) are matched by the Company $0.50 per dollar, to a maximum of 3% of employees' gross pay. Each participant shall direct (to funds) 100% of their contributions.

       The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. Profit-sharing contributions were $0 and $42,822 for the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively.

       Employees vest immediately in their contributions. Full vesting with respect to the Company's contribution requires five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3% of compensation allocated to the MacDermid Company Stock Fund shall be applied to reduce contributions by the Company for the Plan year or allocated to Plan participants who are participants on the last day of the Plan year in the proportion that each participant's compensation bears to the total compensation of all such participants. Forfeitures available to reduce future employer contributions amounted to $66,468 and $58,344 at December 31 and March 31, 2001, respectively.

       Distribution of participants' accounts upon separation shall be paid in
       (a) a lump sum, or (b) equal installments.

(3)    FEDERAL INCOME TAXES

       The Plan has received a tax determination letter from the Internal Revenue Service (IRS) indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter, however, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

       Plan participants are taxed on Plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. The Plan withholds the mandatory 20% federal tax from all taxable distributions, which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity, or installments).

(4)    INVESTMENT PROGRAMS

       Plan participants may elect from among 13 separate investment funds in which to have their contributions and a portion of the Company's contribution invested. The 13 investment funds of the Plan as of December 31, 2001 are as follows:

       (1) FIRST UNION STABLE INVESTMENT FUND - Seeks maximum current income consistent with stability of capital and maintenance of liquidity.

       (2) DAVIS NY VENTURE FUND A - Seeks long-term capital appreciate and income through purchasing high-quality, well managed, growing companies at value prices and holding them for the long term.

       (3) EVERGREEN SPECIAL EQUITY FUND I - Seeks growth of capital through investing mainly in both growth and value-oriented stocks that show potential for growth in earnings and price.

       (4) FEDERATED STOCK TRUST FUND - Seeks growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stock of high quality companies.

       (5)   INVESCO DYNAMICS FUND - Seeks capital appreciation.

       (6) JANUS GROWTH & INCOME FUND - Seeks long-term growth of capital with a limited emphasis on income.

       (7) JANUS WORLDWIDE FUND - Seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes.

       (8) MFS CAPITAL OPPORTUNITIES FUND A - Seeks capital appreciation by investing primarily in common stocks.

       (9) DREYFUS S&P MID-CAP INDEX FUND - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.

       (10) EVERGREEN SELECT CORE BOND FUND - Seeks to maximize total return through a combination of current income and capital growth by investing mainly in corporate and mortgage securities.

       (11) FIDELITY MORTGAGE SECURITIES FUND - Seeks high current income consistent with prudent investment risk. The fund may also consider the potential for capital gain.

       (12) AIM FUNDS GROUP BALANCED A - Seeks to provide income and long-term growth of capital and income by investing in companies of all sizes, both domestic and foreign, and investment-grade bonds.

       (13) MACDERMID INCORPORATED COMPANY STOCK FUND - This fund consists primarily of common stock of MacDermid, Inc.

       Participants may elect to transfer amounts from one investment fund to another using a voice response system or via the internet. Once an election is made to allocate funds to the MacDermid Company Stock Fund, the funds may not be transferred out, except that participants over the age of 55 may transfer certain funds out of the MacDermid Company Stock Fund.

(5)    INVESTMENTS

       In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended March 31, 2000.

       The following table represents the fair value of investments. Investments that represent 5% or more the Plan's net assets are separately identified:


                                                      DECEMBER 31,        MARCH 31,
                                                          2001              2001
                                                     --------------    -------------
           First Union Stable Investment Fund        $   126,498          135,155
           Davis NY Venture Fund A                       279,315          255,052
           Janus Growth & Income Fund                    136,863          174,598
           AIM Funds Group Balanced A                    180,105          296,048
           Evergreen Select Core Bond Fund                75,390               --
           MacDermid Company Stock Fund                  283,305          287,924
           Other investments                             237,776          316,728
                                                     --------------    -------------
                                                     $ 1,319,252        1,465,505
                                                     ==============    =============


(6)    DEPRECIATION IN FAIR VALUE OF ASSETS HELD

       During the nine months ended December 31, 2001 and the year ended March 31, 2001, the Plan's investments (including investments bought and sold, as well as investments held during the year) depreciated as follows:


                                            NET DEPRECIATION IN FAIR VALUE
                                      ------------------------------------------
                                         DECEMBER 31,            MARCH 31,
                                             2001                   2001
                                      -------------------    -------------------
          Common stocks               $        (28,414)              (208,536)
          Mutual funds                         (26,920)              (106,522)
                                      -------------------    -------------------
                                      $        (55,334)              (315,058)
                                      ===================    ===================


(7)    PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in a participant's account and bear interest at a rate equal to the prime rate. Principal and interest is paid ratably through regular payroll deductions.

(8)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Prudential prior to January 1, 2001 and subsequently by First Union from January 1, 2001 forward. First Union and Prudential are the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(9)    SUBSEQUENT EVENT

       Effective March 31, 2002, the Company announced the termination of the Plan. In connection with the anticipated termination of the Plan, the Plan's assets will be distributed to participants (or to their beneficiaries). Distributions may be made by the Plan, in whole or in part, in the form of eligible rollover distributions to the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan or an IRA. The forfeitable portion of eligible, active participants' account balances will be fully vested on the date the Plan is terminated.

                                                           Schedule H, Line 4i

                       MACDERMID EQUIPMENT, INC. 401K PLAN
                   Schedule of Assets (Held at End of Period)
                                December 31, 2001


             IDENTITY OF ISSUER, BORROWER,                 DESCRIPTION OF       CURRENT
               LESSOR, OR SIMILAR PARTY                      INVESTMENT          VALUE
--------------------------------------------------------  ----------------  ----------------
*     First Union Stable Investment Fund                      4,518 units    $   126,498
*     MacDermid Company Stock Fund                          16,714 shares        283,305
      American Century Ultra Fund                               127 units          3,475
      Davis NY Venture Fund A                                10,984 units        279,315
      Evergreen Special Equity Fund I                         1,805 units         20,320
      Federated Stock Trust Fund                                427 units         14,497
      Franklin Templeton Small Cap Growth Fund A                 52 units          1,607
      Invesco Dynamics Fund                                      52 units            822
      Janus Growth & Income Fund                              6,615 units        136,863
      Janus Worldwide Fund                                    1,348 units         39,515
      MFS Capital Opportunities Fund A                        2,596 units         34,869
      Dreyfus S&P Mid-Cap Index Fund                            597 units         12,575
      Evergreen Select Core Bond Fund                         6,630 units         75,390
      Fidelity Mortgage Securities Fund                       5,065 units         54,149
      AIM Funds Group Balanced A                              6,943 units        180,105
*     Participant Loans                                      5.75% - 9.0%         55,947
                                                                            ----------------
                      Total                                                   $1,319,252
                                                                            -===============


*Represents a party-in-interest.